FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 1, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated December 1, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 3, 2004	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE 1 December, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES:

Pricing of Concurrent Offerings of 8 Million Ordinary Shares in the form of Ordinary Shares or Swedish Depositary Receipts and US$175 Million Convertible Bonds

Luxembourg, Stockholm, December 1, 2004 – Millicom International Cellular S.A. (“Millicom” or the “Company”) announced today that it has priced its offerings of 8 million Ordinary Shares in the form of Swedish Depositary Receipts (“SDRs”) or Ordinary Shares (the “Share Offering”) and $175 million of convertible bonds convertible into Ordinary Shares and/or SDRs (the “Bonds” or “Bond Offering”).

The Ordinary Shares were priced at $23.24 per Ordinary Share (SEK 156.90 per SDR), today’s closing price on NASDAQ. Payment for and settlement of the Ordinary Shares is expected to occur on December 7, 2004.

The Bonds were priced at par and will pay an annual coupon of 4.00%, payable semi-annually in arrear. The conversion price was set at $34.86 per share, representing a premium of 50% to today’s closing price on NASDAQ. At that conversion price, the Bonds will initially be convertible into an aggregate of approximately 5.02 million Ordinary Shares or SDRs commencing on the date that is 41 days after the issuance date of the Bonds. The conversion price is subject to adjustment in the case of certain dilutive events. Payment for and settlement of the Bonds is expected to occur on January 7, 2005. Millicom will undertake to list the Bonds on the Luxembourg Stock Exchange on that date.

The aggregate proceeds of the offerings are expected to be approximately $361 million (before deducting commissions, concessions and the expenses of the offerings and without giving effect to any exercise of the lead manager’s options to purchase additional Ordinary Shares or Bonds). The net proceeds of the offerings will primarily be used by Millicom to fund investment in its existing businesses, including in capital expenditures and license renewals, as well as to potentially increase its stake in any of its existing holdings.

Millicom has agreed, subject to certain exceptions, not to sell any further Ordinary Shares and/or SDRs of the Company, or securities convertible into or exchangeable for such Ordinary Shares and/or SDRs, for a period of 120 days.

The Bonds, Ordinary Shares and SDRs, including Ordinary Shares or SDRs issuable upon conversion of the Bonds, have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless registered under the U.S. Securities Act of 1933 or pursuant to an exemption from registration.

Stabilisation/FSA
This press release has been issued by Millicom International Cellular S.A. and has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by the lead manager of the offering. The lead manager of the offering is acting for Millicom International Cellular S.A. and no one else in connection with the offer of (i) the Ordinary Shares in the form of Ordinary Shares or SDRs and (ii) the Bonds, and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for any Ordinary Shares in the form of Ordinary Shares or SDRs, Bonds, or Ordinary Shares or SDRs to be issued upon conversion of the Bonds or other securities.

CONTACTS:

Marc Beuls Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best Telephone: +44 (0)7798 576378 Investor Relations